EXHIBIT 2.1
AGREEMENT AND PLAN OF MERGER
BETWEEN
HYTHIAM, INC.
AND
COMPREHENSIVE CARE CORPORATION
ON
January 26, 2007

TABLE OF CONTENTS

§1. Definitions	4

§2. Basic Transaction	7
(a) The Merger	7
(b) The Closing	7
(c) Actions at the Closing	7
(d) Effect of Merger	7
(e) Payment Procedure	8
(f) Closing of Transfer Records	9

§3. Company's Representations and Warranties	9
(a) Organization, Qualification, and Corporate Power	9
(b) Capitalization	9
(c) Authorization of Transaction	9
(d) Non-contravention	9
(e) Filings with SEC	10
(f) Financial Statements	10
(g) Events Subsequent to Most Recent Fiscal Quarter End	10
(h) Undisclosed Liabilities	10
(i) Brokers Fees	11
(j) Continuity of Business Enterprise	11
(k) Disclosure	11

§4. Buyer's Representations and Warranties	11
(a) Organization	11
(b) Capitalization	11
(c) Authorization of Transaction	11
(d) Non-contravention	11
(e) Brokers Fees	12
(f) Continuity of Business Enterprise	12
(g) Disclosure	12

§5. Covenants	12
(a) General	12
(b) Notices and Consents	12
(c) Regulatory Matters and Approvals	13
(d) Fairness Opinion and Comfort Letters	13
(e) Listing of Buyer Shares	13
(f) Operation of Business	13
(g) Full Access	14
(h) Notice of Developments	14
(i) Exclusivity	14
(j) Insurance and Indemnification	15
(k) Delivery of Documentation	15

§6. Conditions to Obligation to Close	15
(a) Conditions to Buyer's Obligation	15
(b) Conditions to Company's Obligation	17

§7. Termination	17
(a) Termination of Agreement	17
(b) Effect of Termination	19

§8. Miscellaneous	19
(a) Survival	19
(b) Press Releases and Public Announcements	19
(c) No Third-Party Beneficiaries	19
(d) Succession and Assignment	19
(e) Headings	19
(f) Notices	19
(g) Governing Law	20
(h) Amendments and Waivers	20
(i) Severability	21
(j) Expenses	21
(k) Construction	21
(l) Incorporation of Exhibits and Schedules	21
(m) Arbitration	21
(n) State Securities Laws	21
(o) Tax Disclosure Authorization	21
(p) Counterparts	22
(q) Entire Agreement	22

AGREEMENT AND PLAN OF MERGER
     This Amended and Restated Agreement and Plan of Merger (this “Agreement”) is entered into on January 26, 2007, by and between Hythiam, Inc., a Delaware corporation (“Buyer”), HCCC Acquisition Corporation, a Delaware corporation and newly-formed wholly-owned subsidiary of Buyer (“Merger Sub”), and Comprehensive Care Corporation, a Delaware corporation (“Company”). Buyer, Merger Sub and Company are referred to collectively herein as the “Parties.”
     This Agreement contemplates a tax-free merger of Merger Sub with and into Company in a reorganization pursuant to Code 368(a)(1)(A). Company Stockholders will receive Buyer stock in exchange for their Company stock. The Parties expect that the Merger will further their business objectives, including providing Company with access to needed additional capital and providing Buyer with an expanded ability to offer its products and services.
     This Agreement amends, restates and replaces in its entirety that certain Agreement and Plan of Merger between the Parties dated January 18, 2007, which shall be of no further force or effect.
     Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows.
     §1. Definitions.
     “Affiliate” has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.
     “Buyer” has the meaning set forth in the preface above.
     “Buyer-owned Share” means any Company Share that Buyer owns beneficially.
     “Buyer Share” means any share of the common stock, $0.0001 par value per share, of Buyer.
     “Certificate of Merger” has the meaning set forth in §2(c) below.
     “Closing” has the meaning set forth in §2(b) below.
     “Closing Date” has the meaning set forth in §2(b) below.
     “Company” has the meaning set forth in the preface above.
     “Comfort Letter” has the meaning set forth in §5(d) below.
     “Company Disclosure Schedule” has the meaning set forth in §3 below.
     “Company Share” means any share of the common stock, $0.01 par value per share, of Company.

     “Company Stockholder” means any Person who or that holds any Company Shares.
     “Confidential Information” means any information concerning the business and affairs of Company and its Subsidiaries that is not already generally available to the public.
     “Conversion Ratio” has the meaning set forth in §2(d)(v) below.
     “DGCL” means the General Corporation Law of the State of Delaware, as amended.
     “Dissenting Share” means any Company Share held of record by any stockholder who or that has exercised his, her, or its appraisal rights under the DGCL.
     “Effective Time” has the meaning set forth in §2(d)(i) below.
     “Exchange Agent” has the meaning set forth in §2(e) below.
     “Fairness Opinion” has the meaning set forth in §5(d) below.
     “GAAP” means United States generally accepted accounting principles as in effect from time to time, consistently applied.
     “Proxy Statement” means the definitive proxy statement relating to Company stockholder approval of the Merger.
     “IRS” means the Internal Revenue Service.
     “Knowledge” includes actual knowledge and knowledge that a Party should have after reasonable investigation.
     “Lien” means any mortgage, pledge, lien, encumbrance, charge, or other security interest.
     “Material Adverse Effect” or “Material Adverse Change” means any effect or change that would be (or could reasonably be expected to be) materially adverse to the business, assets, condition (financial or otherwise), operating results, operations, or business prospects of Company and its Subsidiaries, taken as a whole, or to the ability of Sellers to consummate timely the transactions contemplated hereby (regardless of whether or not such adverse effect or change can be or has been cured at any time or whether Buyer has knowledge of such effect or change on the date hereof), including any adverse change, event, development, or effect arising from or relating to (a) general business or economic conditions, including such conditions related to the business of Company and its Subsidiaries, (b) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (c) financial, banking, or securities markets (including any suspension of trading in, or limitation on prices for, securities on The Nasdaq Global Market for a period in excess of three hours or any decline of either the Dow Jones Industrial Average or the Standard & Poor’s Index of 500 Industrial Companies by an amount in excess of 15% measured from the close of business on the date hereof), (d) changes in United States generally accepted accounting principles, (e) changes in laws, rules, regulations, orders, or other binding directives issued by any governmental entity, and (f) the taking of any action contemplated by this Agreement and the other agreements contemplated hereby.
     “Merger” has the meaning set forth in §2(a) below.
     “Merger Sub” has the meaning set forth in the preface above.
     “Most Recent Fiscal Quarter End” has the meaning set forth in §3(f) below.
     “Option Agreement” means any warrant, stock option, stock option agreement, or incentive compensation plan of Company.
     “Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).
     “Party” has the meaning set forth in the preface above.
     “Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity, or a governmental entity (or any department, agency, or political subdivision thereof).
     “Prospectus” means the final prospectus relating to the registration of the Buyer Shares under the Securities Act.
     “Public Report” has the meaning set forth in §3(e) below.
     “Registration Statement” has the meaning set forth in §5(c)(i) below.
     “Requisite Company Stockholder Approval” means the affirmative vote of the holders of a majority of the Company Shares in favor of this Agreement and the Merger.
     “SEC” means the Securities and Exchange Commission.
     “Securities Act” means the Securities Act of 1933, as amended.
     “Securities Exchange Act” means the Securities Exchange Act of 1934, as amended.
     “Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association, or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (ii) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons will be allocated a majority of such business entity’s gains or losses or will be or control any managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” will include all Subsidiaries of such Subsidiary.
     “Surviving Corporation” has the meaning set forth in §2(a) below.
     §2. Basic Transaction.
     (a) The Merger. On and subject to the terms and conditions of this Agreement, Company will merge with and into Merger Sub (the “Merger”) at the Effective Time. Company will be the corporation surviving the Merger (the “Surviving Corporation”).
     (b) The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place at the offices of Dreier Stein & Kahan LLP, located at 1620 26th Street, Sixth Floor, North Tower, Santa Monica, California 90404, commencing at 9:00 a.m. local time on the business day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the respective Parties will take at the Closing itself) or such other date as the Parties may mutually determine (the “Closing Date”).
     (c) Actions at the Closing. At the Closing, (i) Company will deliver to Buyer the various certificates, instruments, and documents referred to in §6(a) below, (ii) Buyer and Merger Sub will deliver to Company the various certificates, instruments, and documents referred to in §6(b) below, (iii) Buyer and Company will file with the Secretary of State of the State of Delaware a Certificate of Merger in the form attached hereto as Exhibit A (the “Certificate of Merger”), and (iv) Buyer will deliver to the Exchange Agent in the manner provided below in this §2 the certificate evidencing the Buyer Shares issued in the Merger.
     (d) Effect of Merger.
     (i) General. The Merger will become effective at the time (the “Effective Time”) Buyer and Merger Sub file the Certificate of Merger with the Secretary of State of the State of Delaware. The Merger will have the effect set forth in the DGCL. The Surviving Corporation may, at any time after the Effective Time, take any action (including executing and delivering any document) in the name and on behalf of either Buyer or Company in order to carry out and effectuate the transactions contemplated by this Agreement.
     (ii) Certificate of Incorporation. The certificate of incorporation of Company in effect at and as of the Effective Time will remain the certificate of incorporation of Surviving Corporation without any modification or amendment in the Merger.
     (iii) Bylaws. The bylaws of Company in effect at and as of the Effective Time will remain the bylaws of Surviving Corporation without any modification or amendment in the Merger.
     (iv) Directors and Officers. The directors and officers of Company in place at and as of the Effective Time will become the directors and officers of Surviving Corporation and retain their respective positions and terms of office.

     (v) Conversion of Company Shares. At and as of the Effective Time, (A) each twelve (12) Company Shares (other than any Dissenting Share or Buyer-owned Share) will be converted into the right to receive one (1) Buyer Share (the ratio of Buyer Shares to Company Shares is referred to herein as the “Conversion Ratio”), (B) each Dissenting Share will be converted into the right to receive payment from Surviving Corporation with respect thereto in accordance with the provisions of the DGCL, and (C) each Buyer-owned Share will be canceled; provided, however, that the Conversion Ratio will be subject to equitable adjustment in the event of any stock split, stock dividend, reverse stock split, or other change in the number of Company Shares outstanding. No Company Share will be deemed to be outstanding or to have any rights other than those set forth above in this §2(d)(v) after the Effective Time. All fractional shares shall be paid out in cash.
     (vi) Company Warrants and Options. At and as of the Effective Time: (A) to the extent required by any Option Agreement, all warrants and options to purchase Company Shares will be assumed by Buyer and entitle the holders thereof to purchase Buyer Shares at a number and price in accordance with the Conversion Ratio; (B) to the extent permitted by any Option Agreement or consented to by any existing holder, (i) all warrants to purchase Company Shares will be assumed by Buyer and entitle the holders thereof to purchase Buyer Shares at a number and price in accordance with the Conversion Ratio, (ii) all stock options convertible into Company Shares at a price less than $0.835 per share will be assumed by Buyer and be convertible into Buyer Shares at a number and price in accordance with the Conversion Ratio, and (iii) all other options will be cancelled and of no further force or effect: and (C) all other Option Agreements will remain in effect and obligate and adhere to the benefit of Surviving Corporation as provided therein.
     (e) Payment Procedure.
     (i) Immediately after the Effective Time, Buyer will (A) furnish to American Stock Transfer & Trust Company (the “Exchange Agent”) an instruction, irrevocable for a period of at least 90 days, to issue stock certificates representing that number of Buyer Shares equal to the product of (I) the Conversion Ratio times (II) the number of outstanding Company Shares (other than any Dissenting Shares and Buyer-owned Shares) and (B) mail a letter of transmittal (with instructions for its use) in the form attached hereto as Exhibit B to each record holder of outstanding Company Shares for the holder to use in surrendering the certificates that represented his, her, or its Company Shares in exchange for a certificate representing the number of Buyer Shares to which he, she, or it is entitled.
     (ii) Buyer will not pay any dividend or make any distribution on Buyer Shares (with a record date at or after the Effective Time) to any record holder of outstanding Company Shares until the holder surrenders for exchange his, her, or its certificates that represented Company Shares.
     (iii) Buyer may instruct the Exchange Agent not to issue any Buyer Shares remaining unclaimed 90 days after the Effective Time, and thereafter each remaining record holder of outstanding Company Shares will be entitled to look to Buyer (subject to abandoned property, escheat, and other similar laws) as a general creditor thereof with respect to the Buyer Shares and dividends and distributions thereon to which he, she, or it is entitled upon surrender of his, her, or its certificates.
     (iv) Buyer will pay all charges and expenses of the Exchange Agent.
     (f) Closing of Transfer Records. After the close of business on the Closing Date, transfers of Company Shares outstanding prior to the Effective Time will not be made on the stock transfer books of Surviving Corporation.
     §3. Company’s Representations and Warranties. Company represents and warrants to Buyer that the statements contained in this §3 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this §3), except as set forth in the Public Reports or in the disclosure schedule accompanying this Agreement and initialed by the Parties (the “Company Disclosure Schedule”), which Company Disclosure Schedule shall be deemed a part hereof. The Company Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this §3.
     (a) Organization, Qualification, and Corporate Power. Each of Company and its Subsidiaries is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation. Each of Company and its Subsidiaries is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required. Each of Company and its Subsidiaries has full corporate power and authority to carry on the business in which it is engaged and to own and use the properties owned and used by it.
     (b) Capitalization. The entire authorized capital stock of Company consists of 30,000,000 Company Shares, of which 7,665,283 Company Shares are issued and outstanding, and 60,000 shares of Preferred Stock, of which 14,400 shares of Series A Convertible Preferred Stock are issued and outstanding. All of the issued and outstanding Company Shares Series A Convertible Preferred shares have been duly authorized and are validly issued, fully paid, and non-assessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require Company to issue, sell, or otherwise cause to become outstanding any of its capital stock. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to Company.
     (c) Authorization of Transaction. Company has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder; provided, however, that Company cannot consummate the Merger unless and until it receives the Requisite Company Stockholder Approval. This Agreement constitutes the valid and legally binding obligation of Company, enforceable in accordance with its terms and conditions.
     (d) Non-contravention. To the Knowledge of any director or officer of Company, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Company or any of its Subsidiaries is subject or any provision of the charter or bylaws of Company or any of its Subsidiaries or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which Company or any of its Subsidiaries is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Lien upon any of its assets), except any such conflicts, breaches, violations, defaults, rights or losses which could not, individually or in the aggregate, have a Material Adverse Effect on the Company and its Subsidiaries taken together as a whole. To the Knowledge of any director or officer of Company, other than in connection with the provisions of the DGCL, the Securities Exchange Act, the Securities Act, and the state securities laws, neither Company nor any of its Subsidiaries needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement, except where the failure to give notice, to file, or to obtain any authorization, consent, or approval would not have a Material Adverse Effect.
     (e) Filings with SEC. Since June 1, 2005, Company has made all filings with SEC that it has been required to make under the Securities Act and the Securities Exchange Act (collectively the “Public Reports”). Each of the Public Reports has complied with the Securities Act and the Securities Exchange Act in all material respects. None of the Public Reports, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Company has delivered to Buyer, or made available through the SEC’s website at http://www.sec.gov, a correct and complete copy of each Public Report (together with all exhibits and schedules thereto and as amended to date).
     (f) Financial Statements. Company has filed a quarterly report on Form 10-Q for the fiscal quarter ended August 31, 2006 (the “Most Recent Fiscal Quarter End”) and an Annual Report on Form 10-K for the fiscal year ended May 31, 2006. The financial statements included in or incorporated by reference into these Public Reports (including the related notes and schedules) have been prepared in accordance with GAAP throughout the periods covered thereby (except as may be otherwise indicated in such financial statements or the notes thereto), and present fairly the financial condition of Company and its Subsidiaries as of the indicated dates and the results of operations of Company and its Subsidiaries for the indicated periods, are correct and complete in all material respects, and are consistent with the books and records of Company and its Subsidiaries; provided, however, that the interim statements are subject to normal year-end adjustments.
     (g) Events Subsequent to Most Recent Fiscal Quarter End. Since the Most Recent Fiscal Quarter End, there has not been any Material Adverse Change.
     (h) Undisclosed Liabilities. Neither Company nor any of its Subsidiaries has any liability (whether accrued, absolute, contingent or otherwise), including any liability for taxes, except for (i) liabilities set forth on the face of the balance sheet dated as of the Most Recent Fiscal Quarter End (rather than in any notes thereto) and (ii) liabilities that have arisen after the Most Recent Fiscal Quarter End in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law), and which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on Company and its Subsidiaries taken together as a whole.
     (i) Broker’s Fees. Neither Company nor any of its Subsidiaries has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.
     (j) Continuity of Business Enterprise. It is the present intention of Company to continue at least one significant historic business line, or to use at least a significant portion of its historic business assets in a business, in each case within the meaning of Reg. §1.368-1(d).
     (k) Disclosure. The Proxy Statement will comply with the Securities Exchange Act in all material respects. The Proxy Statement will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they will be made, not misleading; provided, however, that Company makes no representation or warranty with respect to any information that Buyer will supply specifically for use in the Proxy Statement. None of the information that Company will supply specifically for use in the Prospectus or the Registration Statement will contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they will be made, not misleading.
     §4. Buyer’s Representations and Warranties. Buyer represents and warrants to Company that the statements contained in this §4 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this §4), except as set forth in the Buyer Disclosure Schedule. The Buyer Disclosure Schedule will be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this 4.
     (a) Organization. Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation.
     (b) Capitalization. The entire authorized capital stock of Buyer consists of 200,000,000 Buyer Shares, of which 40,333,725 Buyer Shares are issued and outstanding, and 50,000,000 shares of Preferred Stock, of which none are issued or outstanding. All of the Buyer Shares to be issued in the Merger have been duly authorized and, upon consummation of the Merger, will be validly issued, fully paid, and non-assessable.
     (c) Authorization of Transaction. Buyer has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of Buyer, enforceable in accordance with its terms and conditions.
     (d) Non-contravention. To the Knowledge of any director or officer of Buyer, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Buyer is subject or any provision of the charter, bylaws, or other governing documents of Buyer or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which Buyer is a party or by which it is bound or to which any of its assets is subject, except where the violation, conflict, breach, default, acceleration, termination, modification, cancellation, or failure to give notice would not have a Material Adverse Effect. To the Knowledge of any director or officer of Buyer, and other than in connection with the provisions of the DGCL, the Securities Exchange Act, the Securities Act, and the state securities laws, Buyer does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement, except where the failure to give notice, to file, or to obtain any authorization, consent, or approval would not have a Material Adverse Effect.
     (e) Broker’s Fees. Buyer does not have any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which Company or any of its Subsidiaries could become liable or obligated.
     (f) Continuity of Business Enterprise. It is the present intention of Buyer to continue at least one significant historic business line of Company, or to use at least a significant portion of Company’s historic business assets in a business, in each case within the meaning of Reg. §1.368-1(d).
     (g) Disclosure. The Prospectus and the Registration Statement will comply with the Securities Act and the Securities Exchange Act in all material respects. The Prospectus and the Registration Statement will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they will be made, not misleading; provided, however, that Buyer makes no representation or warranty with respect to any information that Company will supply specifically for use in the Prospectus and the Registration Statement. None of the information that Buyer will supply specifically for use in the Proxy Statement will contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they will be made, not misleading.
     §5. Covenants. The Parties agree as follows with respect to the period from and after the execution of this Agreement.
     (a) General. Each of the Parties will use its best efforts to take all actions and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the Closing conditions set forth in 6 below); provided, however, that no director or officer of either Party will be required to violate any fiduciary duty or other requirement imposed by law in connection therewith.
     (b) Notices and Consents. Company will give any notices (and will cause each of its Subsidiaries to give any notices) to third parties, and will use its best efforts to obtain (and will cause each of its Subsidiaries to use its best efforts to obtain) any third-party consents referred to in §3(d) above and the items set forth in §5(b) of the Disclosure Schedule.
     (c) Regulatory Matters and Approvals. Each of the Parties will (and Company will cause each of its Subsidiaries to) give any notices to, make any filings with, and use its best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in §3(d) and §4(d) above. Without limiting the generality of the foregoing:
     (i) Securities Act, Securities Exchange Act, and State Securities Laws. Company will prepare and file with SEC a preliminary proxy statement under the Securities Exchange Act as soon as practicable, but in no event later than ten (10) days after the date of this Agreement. Buyer will prepare and file with SEC a registration statement under the Securities Act relating to the offering and issuance of the Buyer Shares (the “Registration Statement”). The filing Party in each instance will use its best efforts to respond to the comments of SEC thereon and will make any further filings (including amendments and supplements) in connection therewith that may be necessary, proper, or advisable. Buyer will provide Company, and Company will provide Buyer, with whatever information and assistance in connection with the foregoing filings the filing Party may request. Buyer will take all actions that may be necessary, proper, or advisable under state securities laws in connection with the offering and issuance of the Buyer Shares.
     (ii) DGCL. Company will notice a special meeting of its stockholders and mail the Proxy Statement as soon as permitted under the Securities Exchange Act in order that Company’s stockholders may vote on whether to ratify and approve this Agreement and the Merger in accordance with the DGCL.
     (d) Fairness Opinion and Comfort Letters. Company will deliver to Buyer on or before the date the Proxy Statement is mailed to Company Stockholders (i) a final opinion of Marshall & Stevens as to the fairness of the Merger to Company Stockholders from a financial point of view (the “Fairness Opinion”) and (ii) a letter of Kirkland, Russ, Murphy & Tapp P.A. stating their conclusions as to the accuracy of certain information derived from the financial records of Company and its Subsidiaries and contained in the Proxy Statement (the “Comfort Letter”). Each of the Fairness Opinion and the Comfort Letter will be reasonably satisfactory to Buyer in form and substance.
     (e) Listing of Buyer Shares. Buyer will use its best efforts to cause the Buyer Shares that will be issued in the Merger to be approved for listing on The Nasdaq Global Market, subject to official notice of issuance, prior to the Effective Time.
     (f) Operation of Business. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, except as set forth in the Company Disclosure Schedule or except as expressly contemplated by this Agreement, Company will not (and will not cause or permit any of its Subsidiaries to) engage in any practice, take any action, or enter into any transaction outside the Ordinary Course of Business without the prior written consent of Buyer. Without limiting the generality of the foregoing:

     (i) neither Company nor any of its Subsidiaries will authorize or effect any change in its charter or bylaws;
     (ii) neither Company nor any of its Subsidiaries will grant any options, warrants, or other rights to purchase or obtain any of its capital stock or issue, sell, or otherwise dispose of any of its stock (except upon the conversion or exercise of options, warrants, and other rights currently outstanding);
     (iii) neither Company nor any of its Subsidiaries will declare, set aside, or pay any dividend or distribution with respect to its stock (whether in cash or in kind), or redeem, repurchase, or otherwise acquire any of its capital stock;
     (iv) neither Company nor any of its Subsidiaries will issue any note, bond, or other debt security or create, incur, assume, or guarantee any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;
     (v) neither Company nor any of its Subsidiaries will impose any Lien upon any of its assets outside the Ordinary Course of Business;
     (vi) neither Company nor any of its Subsidiaries will make any capital investment in, make any loan to, or acquire the securities or assets of any other Person outside the Ordinary Course of Business;
     (vii) neither Company nor any of its Subsidiaries will make any change in employment terms for any of its directors, officers, and employees outside the Ordinary Course of Business; and
     (viii) neither Company nor any of its Subsidiaries will commit to any of the foregoing.
     (g) Full Access. Company will (and will cause each of its Subsidiaries to) permit representatives of Buyer (including legal counsel and accountants) to have reasonable access during normal business hours during the period prior to the Effective Time to all premises, properties, personnel, books, records (including tax records), contracts, and documents of or pertaining to Company and each of its Subsidiaries. Buyer will treat and hold any such information it receives from Company or any of its Subsidiaries in the course of the reviews contemplated by this §5(g) as Confidential Information , will not use any of the Confidential Information except in connection with this Agreement, and, if this Agreement is terminated for any reason whatsoever, agrees to return to Company all tangible embodiments (and all copies) thereof that are in its possession.
     (h) Notice of Developments. Each Party will give prompt written notice to the other of any material adverse development causing a breach of any of its own representations and warranties in §3 and §4 above. No disclosure by any Party pursuant to this §5(h), however, will be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.
     (i) Exclusivity. Company will not (and will not cause or permit any of its Subsidiaries to) solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of all or substantially all of the capital stock or assets of Company or any of its Subsidiaries (including any acquisition structured as a merger, consolidation, or share exchange); provided, however, that Company, its Subsidiaries, and their directors and officers will remain free to participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing to the extent their fiduciary duties may require. Company will notify Buyer immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.
     (j) Insurance and Indemnification.
     (i) Buyer will provide each individual who served as a director or officer of Company at any time prior to the Effective Time with liability insurance for a period of 36 months after the Effective Time no less favorable in coverage and amount than any applicable insurance in effect for Buyer’s officers and directors.
     (ii) Company, as the Surviving Corporation in the Merger, will observe any indemnification provisions now existing in the certificate of incorporation or bylaws of Company for the benefit of any individual who served as a director or officer of Company at any time prior to the Effective Time.
     (iii) Buyer will indemnify each individual who served as a director or officer of Company at any time prior to the Effective Time from and against any and all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, liabilities, obligations, taxes, liens, losses, expenses, and fees, including all court costs and reasonable attorneys’ fees and expenses, resulting from, arising out of, relating to, in the nature of, or caused by this Agreement or any of the transactions contemplated herein.
     (k) Delivery of Documentation. The Company will deliver to Buyer the Company Disclosure Schedule, the draft Proxy Statement and the Fairness Opinion, and Buyer will deliver to the draft Registration Statement, within seven (7) days of the date of this Agreement. Prior to the Closing, if any event, condition, fact or circumstance that is required to be disclosed on the Company Disclosure Schedule prior to the Closing would require a change to the Company Disclosure Schedule if the Company Disclosure Schedule were dated as of the date of the occurrence, existence or discovery of such event, condition, fact or circumstance, then the Company shall promptly deliver to Buyer an update to the Company Disclosure Schedule specifying such change and shall use its best efforts to remedy same, as applicable.
     §6. Conditions to Obligation to Close.
     (a) Conditions to Buyer’s Obligation. The obligation of Buyer to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:
     (i) this Agreement and the Merger will have received the Requisite Company Stockholder Approval;

     (ii) Company and its Subsidiaries will have procured all of the third-party consents specified in §5(b) above;
     (iii) the representations and warranties set forth in §3 above will be true and correct in all material respects at and as of the Closing Date, except to the extent that such representations and warranties are qualified by the term “material,” or contain terms such as “Material Adverse Effect” or “Material Adverse Change,” in which case such representations and warranties (as so written, including the term “material” or “Material”) will be true and correct in all respects at and as of the Closing Date;
     (iv) Company will have performed and complied with all of its covenants hereunder in all material respects through the Closing, except to the extent that such covenants are qualified by the term material, or contain terms such as “Material Adverse Effect” or “Material Adverse Change,” in which case Company will have performed and complied with all of such covenants (as so written, including the term “material” or “Material”) in all respects through the Closing;
     (v) no action, suit, or proceeding will be pending or threatened before (or that could come before) any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before (or that could come before) any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, (C) adversely affect the right of Surviving Corporation to own the former assets, to operate the former business, and to control the former Subsidiaries of Company, or (D) adversely affect the right of any of the former Subsidiaries of Company to own its assets and to operate its business (and no such injunction, judgment, order, decree, ruling, or charge will be in effect);
     (vi) Company will have delivered to Buyer a certificate to the effect that each of the conditions specified above in §6(a)(i)-(v) is satisfied in all respects;
     (vii) the Registration Statement will have become effective under the Securities Act;
     (viii) the Buyer Shares that will be issued in the Merger will have been approved for listing on Nasdaq, subject to official notice of issuance;
     (ix) Buyer will have received from counsel to Company an opinion in form and substance as set forth in Exhibit C attached hereto, addressed to Buyer, and dated as of the Closing Date; and
     (x) all actions to be taken by Company in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be satisfactory in form and substance to Buyer.
Buyer may waive any condition specified in this §6(a) if it executes a writing so stating at or prior to the Closing.

     (b) Conditions to Company’s Obligation. The obligation of Company to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:
     (i) this Agreement and the Merger will have received the Requisite Company Stockholder Approval;
     (ii) the Registration Statement will have become effective under the Securities Act;
     (iii) the representations and warranties set forth in §4 above will be true and correct in all material respects at and as of the Closing Date, except to the extent that such representations and warranties are qualified by the term “material,” or contain terms such as “Material Adverse Effect” or “Material Adverse Change,” in which case such representations and warranties (as so written, including the term “material” or “Material”) will be true and correct in all respects at and as of the Closing Date;
     (iv) Buyer will have performed and complied with all of its covenants hereunder in all material respects through the Closing, except to the extent that such covenants are qualified by the term “material,” or contain terms such as “Material Adverse Effect” or “Material Adverse Change,” in which case Buyer will have performed and complied with all of such covenants (as so written, including the term “material” or “Material”) in all respects through the Closing;
     (v) there will not be any judgment, order, decree, stipulation, injunction, or charge in effect preventing consummation of any of the transactions contemplated by this Agreement;
     (vi) Buyer will have delivered to Company a certificate to the effect that each of the conditions specified above in §6(b)(ii)-(v) is satisfied in all respects;
     (vii) Company will have received from counsel to Buyer an opinion in form and substance as set forth in Exhibit D attached hereto, addressed to Company, and dated as of the Closing Date; and
     (viii) all actions to be taken by Buyer in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Company.
Company may waive any condition specified in this §6(b) if it executes a writing so stating at or prior to the Closing.
     §7. Termination.
     (a) Termination of Agreement. Either of the Parties may terminate this Agreement with the prior authorization of its board of directors (whether before or after stockholder approval) as provided below:

     (i) the Parties may terminate this Agreement by mutual written consent at any time prior to the Effective Time;
     (ii) Buyer may terminate this Agreement by giving written notice to Company at any time prior to the Effective Time (A) in the event Company has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, Buyer has notified Company of the breach, and the breach has continued without cure for a period of 30 days after the notice of breach or (B) if the Closing will not have occurred on or before December 31, 2007, by reason of the failure of any condition precedent under §6(a) hereof (unless the failure results primarily from Buyer breaching any representation, warranty, or covenant contained in this Agreement);
     (iii) Company may terminate this Agreement by giving written notice to Buyer at any time prior to the Effective Time (A) in the event Buyer has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, Company has notified Buyer of the breach, and the breach has continued without cure for a period of thirty (30) days after the notice of breach; (B) if the Closing will not have occurred on or before December 31, 2007, by reason of the failure of any condition precedent under §6(b) hereof (unless the failure results primarily from Company breaching any representation, warranty, or covenant contained in this Agreement);
     (iv) Company may terminate this Agreement by giving written notice to Buyer at any time prior to the Effective Time if required to permit the directors to discharge their fiduciary duties in accordance with Section 5(i) hereof, in the event that (i) a third party makes a good faith unsolicited superior offer to acquire all the stock of Company that the board of directors of Company determines in good faith, with advise of counsel and a competent financial advisor, is more favorable to the stockholders compared to the transaction provided for in this Agreement, is reasonably capable of being consummated, and has any necessary financing in place, (ii) Buyer fails to make an offer that is at least as favorable to stockholders within five (5) business days of written notice of the foregoing, and (iii) Company’s stockholders fail to approve the transaction provided for in this Agreement, or Company pays Buyer a termination fee equal to the amount of all of Buyer’s fees, costs and expenses arising out of or relating to this Agreement, the circumstances leading up to the negotiation and execution of this Agreement, or the transactions provided for herein;
     (v) Either Party may terminate this Agreement by giving written notice to the other Party if this Agreement and the Merger shall not have received the Requisite Company Stockholder Approval as required by Section 6 above;
     (vi) Either Party may terminate this Agreement by giving written notice to the other Party if a permanent injunction or other order by any court which would make illegal or prohibit the consummation of the Merger shall have been issued and shall have become final and nonappealable.
     (vii) Either Party may terminate this Agreement by giving written notice to the other Party in the event that either Buyer’s or Company’s Board of Directors shall not have finally approved and ratified the Merger and the agreements and documents contemplated thereby, including without limitation this Agreement, the Company

Disclosure Schedule, Company Proxy Statement, and Registration Statement, within ten (10) days of the date of this Agreement
     (b) Effect of Termination. If any Party terminates this Agreement pursuant to §7(a) above, all rights and obligations of the Parties hereunder will terminate without any liability of any Party to any other Party (except for any liability of any Party then in breach); provided, however, that the confidentiality provisions contained in §5(g) above will survive any such termination.
     §8. Miscellaneous.
     (a) Survival. None of the representations, warranties, and covenants of the Parties (other than the provisions in §2 above concerning issuance of the Buyer Shares, the provisions in §5(j) above concerning insurance and indemnification, and the confidentiality provisions contained in Section 5(g)) will survive the Effective Time.
     (b) Press Releases and Public Announcements. No Party will issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of the other Party; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly traded securities (in which case the disclosing Party will use its reasonable best efforts to advise the other Party prior to making the disclosure).
     (c) No Third-Party Beneficiaries. This Agreement will not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns; provided, however, that (i) the provisions in §2 above concerning issuance of the Buyer Shares and are intended for the benefit of Company Stockholders and (ii) the provisions in §5(j) above concerning insurance and indemnification are intended for the benefit of the individuals specified therein and their respective legal representatives.
     (d) Succession and Assignment. This Agreement will be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party.
     (e) Headings. The section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.
     (f) Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder will be deemed duly given (i) when delivered personally to the recipient, (ii) 1 business day after being sent to the recipient by reputable overnight courier service (charges prepaid), (iii) 1 business day after being sent to the recipient by facsimile transmission or electronic mail, or (iv) 4 business days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and addressed to the intended recipient as set forth below:

If to Company:
Comprehensive Care Corporation
3405 W. Dr. Martin Luther King, Jr. Blvd, Suite 101
Tampa, Florida 33607
Attn: Chief Financial Officer
Fax: (813) 288-4805
Copy to:
Raymond A. Lee, Esq.
Greenberg Traurig, LLP
650 Town Center Drive, Suite 1700
Costa Mesa, California 92626
Fax: (714) 708-6501
If to Buyer or Merger Sub:
Hythiam, Inc.
11150 Santa Monica Blvd., Suite 1500
Los Angeles, California 90025
Attn: Chief Executive Officer
Fax: (310) 444-5300
Copy to:
John C. Kirkland, Esq.
Dreier Stein & Kahan LLP
1620 26th Street, Suite 600N
Santa Monica, California 90404
Fax: (424) 202-6250
Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication will be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.
     (g) Governing Law. This Agreement will be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.
     (h) Amendments and Waivers. The Parties may mutually amend any provision of this Agreement at any time prior to the Effective Time with the prior authorization of their respective boards of directors; provided, however, that any amendment effected subsequent to stockholder approval will be subject to the restrictions contained in the DGCL. No amendment of any provision of this Agreement will be valid unless the same will be in writing and signed by both of the Parties. No waiver by any Party of any provision of this Agreement or any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, will be valid unless the same will be in writing and signed by the Party making such waiver nor will such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such default, misrepresentation, or breach of warranty or covenant.
     (i) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.
     (j) Expenses. Each of the Parties will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.
     (k) Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law will be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires. The word “including” will mean including without limitation.
     (l) Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.
     (m) Arbitration. Any dispute, controversy or claim arising out of or relating to this Agreement will be resolved by final and binding arbitration before a retired judge at JAMS or its successor in Santa Monica, California. The prevailing party will be awarded its arbitration, expert and attorney fees, costs and expenses. Judgment on any interim of final award of the arbitrator may be entered in any court of competent jurisdiction.
     (n) State Securities Laws. The issuance of the Buyer Shares which are the subject of this Agreement has not been qualified with the Commissioner of Corporations of the State of California and the issuance of the securities or the payment or receipt of any part of the consideration therefore prior to the qualification is unlawful, unless the sale of securities is exempt from the qualification by Section 25102 of the California Corporations Code. The rights of all Parties to this Agreement are expressly conditioned upon the qualification being obtained unless the sale is so exempt.
     (o) Tax Disclosure Authorization. Notwithstanding anything herein to the contrary, the Parties (and each Affiliate and Person action on behalf of any Party) agree that each Party (and each employee, representative, and other agent of such Party) may disclose to any and all Persons, without limitation of any kind, the transaction’s tax treatment and tax structure (as such terms are used in Code §6011 and §6112 and regulations thereunder) contemplated by this agreement and all materials of any kind (including opinions or other tax analyses) provided to such Party or such Person relating to such tax treatment and tax structure, except to the extent necessary to comply with any applicable federal or state securities laws; provided, however, that such disclosure many not be made until the earlier of date of (A) public announcement of discussions relating to the transaction, (B) public announcement of the transaction, or (C) execution of an agreement to enter into the transaction. This authorization is not intended to permit disclosure of any other information including (without limitation) (A) any portion of any materials to the extent not related to the transaction’s tax treatment or tax structure, (B) the identities of participants or potential participants, (C) the existence or status of any negotiations, (D) any pricing or financial information (except to the extent such pricing or financial information is related to the transaction’s tax treatment or tax structure), or (E) any other term or detail not relevant to the transaction’s tax treatment or the tax structure.
     (p) Counterparts. This Agreement may be executed in one or more counterparts (including by means of facsimile), each of which will be deemed an original but all of which together will constitute one and the same instrument.
     (q) Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements, or representations by or between the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.
     IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.
COMPANY:
COMPREHENSIVE CARE CORPORATION

By:	/s/ Robert J. Landis

Its:	Chairman & CFO

BUYER: HYTHIAM, INC.
By:	/s/ Terren S. Peizer
Its: Chairman & CEO

MERGER SUB:
HCCC ACQUISITION CORPORATION

By:	/s/ Terren S. Peizer

Its:	Chairman & CEO